UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of May18, 2011

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Part A:  This part of the Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated May 12, 2011: RiT Technologies Reports Continued Revenue Growth and Reduced Net Loss for Q1 2011

Press release dated April 6, 2011: Ushering in a New Era: RiT Technologies Unveils Fresh New "Look"

Part B:

RiT Technologies Ltd. (the “Company”) hereby further reports the following information:

Options to RiT’s CEO

On May 12, 2011, RiT’s Board of Directors amended and thereby finalized the options’ compensation package granted to Eran Ayzik, RiT’s CEO (the “Options Package”).

The Options Package consists of two layers: (1) Options granted to Eran Ayzik for his former CFO position, and (2) Options granted to Eran Ayzik for his current CEO position.

For the CFO position (the first layer of options), Eran Ayzik was granted a total of 20,000 options (each represent the right to purchase one Ordinary Share of the Company). The exercise price was set to be $2 for 10,000 options and $4 for the supplemental 10,000 options. The vesting schedule was determined as follows: (i) 10,000 options immediate vesting and (ii) the remaining 10,000 options will vest each quarter starting from July 1, 2011 onwards. The grant of this layer of options was approved by the Company’s Compensation Committee and Share incentive Committee on March 29, 2011.

For the CEO position (the second layer of options), Eran Ayzik was granted 120,000 options plus a conditional grant of additional 110,000 options (the latter subject to RiT’s market value being at least $40 million on January 4, 2012). The exercise price was set to be $7.5 and the vesting shall be on a monthly basis pro rata, starting from January 1st, 2011 and August 1st, 2012, respectively. The grant of this layer of options was approved by the Company’s Compensation Committee and Share Incentive Committee, and recently, on May 12, 2011, the Company’s Board of Directors amended the vesting schedule thereof and ratified this grant.

Given the aggregate number of options granted and/or may be granted in this case (as set forth above), the Company deems this information to be of material importance and therefore this report is being filed.

However, the Company regards the grant of options to its officers and employees, under RiT’s valid Share Option Plan and in the ordinary course of business and past practice, as not being material information calling for reporting, and the current filing (under the special circumstances set forth above), shall not be interpreted otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 18, 2011	By:	/s/ Moti Antebi
Moti Antebi
CFO

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES REPORTS CONTINUED REVENUE GROWTH
AND REDUCED NET LOSS FOR Q1 2011

- Revenues Up 25% YOY, Net Loss Down 3% -
- STINS COMAN Extends Convertible Loan by Additional 12 Months -

Tel Aviv, Israel – May 12, 2011 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the first quarter ended March 31, 2011.

Revenues for the first quarter of 2011 were $3.2 million, up 25% compared with $2.6 million for the first quarter of 2010 and 12% compared with $2.8 for the fourth quarter of 2010. Net loss for the quarter was $966K ($0.24 per share on a basic and diluted basis), a decrease of 3% compared with $995K ($0.38 per share on a basic and diluted basis), for the first quarter of 2010, and 12% compared with $1.1 million ($0.28 per share on a basic and diluted basis), for the fourth quarter of 2010.

Comments of Management
Commenting on the results, Mr. Eran Ayzik, RiT’s President and CEO, said, “The first quarter was a good beginning to what we believe will be a year of continued growth and progress for RiT. The quarter’s revenue increase reflects the growing success of an expanded sales and marketing team in recovering markets. With the goal of returning to profitability as soon as possible, we continue to focus on close management of all our expenses, balancing strategic investment in sales, marketing and product development with reduced expenses in other categories.”

Mr. Ayzik continued, “Our plan for 2011 includes the continued ramp of our sales activities in target markets, the expansion of our channel network and the roll-out of an exciting new product line, together with continued investment in all of our technologies. We are excited about the new ‘look and feel’ of our marketing materials, which reflect the energy and motivation of a company on the move. As always, we are grateful for the support of our controlling shareholder, whose full backing has given us the flexibility to pursue our strategic vision.”

Mr. Ayzik concluded, “Taken as a whole, with growing markets, a talented sales staff, a growing product portfolio and confident support from our controlling shareholder, we feel well positioned as we enter 2011.”

Extension of Convertible Loan
As announced on April 18, 2011, Stins Coman Inc., RiT’s controlling shareholder, has extended the term of its $10 million convertible loan agreement by an additional 12 months until June 11, 2012. During this period, RiT may draw on any additional portion of the loan according to the terms of the original agreement signed in June 2009. According to the original loan agreement, Stins Coman has provided RiT with a credit line of up to $10 million, with the outstanding principal accruing at an annual interest rate of 2.47%. As of May 12 2011, RiT has drawn approximately $6.5 million of the loan.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

RiT Technologies Ltd.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended March 31,
	(Unaudited)
	2011	2010
	U.S. $	U.S. $

Sales	3,195	2,562
Cost of sales	1,799	1,362
Gross profit	1,396	1,200

Operating costs and expenses:
Research and development, net	421	557
Sales and marketing	1,417	1,117
General and administrative	532	505
Total operating expenses	2,370	2,179
Operating Loss	(974)	(979)

Financial income (loss), net	8	(16)
Net Income (Loss)	(966)	(995)

Basic and Diluted net Loss per ordinary share	(0.24)	(0.38)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	3,978,370	2,604,428

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	March 31, 2011	December 31,2010
	(Unaudited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	971	1,391
Trade receivables, net	3,777	3,000
Other current assets	500	259
Inventories	3,194	3,310
Total Current Assets	8,442	7,960

Long term Assets
Assets held for severance benefits	844	1,204
	844	1,204

Property and Equipment
Cost	3,342	3,298
Less - accumulated depreciation	3,072	3,038
	270	260

Total Assets	9,556	9,424

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,467	2,391
Other payables and accrued expenses	1,254	1,206
Total Current Liabilities	3,721	3,597

Other Liabilities
Convertible Loan from principal shareholder	1,606	1,519
Liability in respect of employees' severance benefits	956	1,377
	2,562	2,896
Total Liabilities	6,283	6,493

Shareholders' Equity
Share capital	1,219	892
Treasury stock	(27)	(27)
Additional paid-in capital	40,823	39,842
Accumulated deficit	(38,742)	(37,776)
Total Shareholders' Equity	3,273	2,931
Total Liabilities and Shareholders' Equity	9,556	9,424

 News

USHERING IN A NEW ERA:
RiT TECHNOLOGIES UNVEILS FRESH NEW “LOOK”

Tel Aviv, Israel – April 6, 2011 – RiT Technologies (NASDAQ: RITT) today unveiled a fresh new “look” and corporate identity to symbolize its leadership of a growing industry. RiT’s energetic new logo and corporate design capture the Company’s spirit and excitement as it enters the next stage in its two-decade evolution.

“RiT’s dynamic new look is a visual symbol for a company in motion – a company entering a new growth phase,” commented Julia Geva, RiT’s AVP Marketing. “The processes that we have been pursuing during the past year, including the improvement of our operations across the board, the beginning of an aggressive outreach into new vertical markets and territories, and the development of exciting new products, have moved the Company into a whole new positioning, and we believe that we are poised for a significant step forward. We hope our new logo and ‘look’ capture the enthusiasm that we feel about the future.”

RiT’s new look represents a cross-portfolio promise to deliver the same excellence and reliability, integrity and transparency that RiT has always displayed to its customers, partners and suppliers, only now with a fresh burst of energy and color. With expanded channels and new products under development, RiT will be able to deliver even more value to its current customers, including the datacenters and people/workspace environments of Fortune-500 financial enterprises, airport authorities, health institutions, government agencies and telcos, while also reaching out to new customers in small-to-medium-sized (SMB) markets and other types of businesses.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

 News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Julia Geva
AVP Marketing
+972-3-766-6735
juliag@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel